[redacted]

12010360

K9 3/3/12

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
11 REGISTRATIONS BRANCH

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN EQUITY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 STARLING COURT
(No. and Street)

CARLSBAD	CALIFORNIA	92011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS C ALTFILLISCH / PRESIDENT (760) 438-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMMASINO, LOUIS CPA
(Name – *if individual, state last, first, middle name*)

8677 VILLA LAJOLLA DRIVE #1110	LA JOLLA	CALIFORNIA	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Thomas C. Altfillisch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Equity Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE ALTFILLISCH
Commission # 1811212
Notary Public - California
San Diego County
My Comm. Expires Aug 26, 2012

Signature

President

Title

Dianne Altfillisch

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN EQUITY GROUP, INC.

AUDITED FINANCIAL STATEMENTS
FOR
THE YEAR ENDED
DECEMBER 31, 2011

PRESENTED BY

LOUIS TOMMASINO, CPA APC.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 866-419-9560
A PCAOB and SEC Registered CPA Frim

Western Equity Group, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

LOUIS TOMMASINO CPA APC
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB and SEC Registered CPA Firm

To the stockholders of
Western Equity Group, Inc.

I have audited the accompanying statement of financial condition of Western Equity Group, Inc. (a California Corporation) as of December 31, 2011, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2011. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Equity Group, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2011, presents fairly, in all material aspects the information set forth therein.

Louis Tommasino

Louis Tommasino, CPA

San Diego, California, USA
February 16, 2012

Western Equity Group, Inc.

Statement of Financial Condition
December 31, 2011

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 152,971	$ -	$ 152,971
Accounts Receivable	$ 17,068	$ -	$ 17,068
Property, Equipment Net of Accumulated Depreciation of $18,568	$ -0-	$ 10,134	$ 10,134
Total Assets	$ 170,039	$ 10,134	$ 180,173

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	$ 13,353
Total Liabilities	13,353
Stockholder's Equity	
Capital Stock	10,000
Added Paid in Capital	115,000
Retained Earnings (Deficit)	41,820
Total Stockholder's Equity	166,820
Total Liabilities and Equity	$180,173

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2011

Revenues:	
Commissions	$ 1,616,672
Asset Management Fees	15,416
Refunds	(30,700)
Other Revenues	9
Total Revenues	1,601,397
Costs and Expenses:	
Commission Expense	1,150,250
Regulatory Fees	19,771
Auto Expenses	3,389
Advertising	2,096
Continuing Education	1,459
Service Charges	269
Depreciation	3,428
Dues and Subscriptions	6,603
Donations	3,100
Insurance	49,615
Licenses and Permits	1,068
Telephone	7,084
Payroll Expenses	165,262
Recruiting	21,560
Repairs	3,060
Outside Services	1,000
Office Expenses	3,327
Other Expenses	2,800
Occupancy	23,100
Postage	1,476
Property Taxes	1,197
Pension Expense	30,000
Utilities	6,498
Professional Fees	19,515
Total Costs and Expenses	1,526,927
Net Income (Loss) Before Taxes	74,470
Taxes	800
Net Income (Loss) for the Year	$ 73,670

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, December 31, 2010	$ 10,000	$115,000	$ 5,150
Distributions			$(37,000)
Net Income (Loss) for the Year			73,670
Balances, December 31, 2011	$ 10,000	$115,000	$ 41,820

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flow from Operating Activities-	
Net Income (Loss) for the Year	$ 73,670
Add (Deduct) –	
Depreciation	3,428
Increase in accounts receivable	(11,298)
Increase in taxes payable	(16,360)
Increase in accounts payable	8,160
Net Cash Provided (Used) by Operating Activities	57,600
Cash Flow From Investing Activities –	
Vehicle addition	(2,500)
Cash Used in Investing Activities	(2,500)
Cash Flow from Financing Activities-	
Distributions	(37,000)
Net Cash Used in Financing Activities	(37,000)
Net Change in Cash for the Period	18,100
Cash Balance, December 31, 2010	$ 134,871
Cash Balance, December 31, 2011	$ 152,971

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Schedule I
Computation of Net Capital
December 31, 2011

Net Capital – Stockholder's Equity	$ 166,820
Additions (Deductions) from Equity Non-allowable assets	(10,134)
Hair Cuts on Other Securities	(1,708)
Net Capital	$ 154,978

Schedule II
Computation of Net Capital Requirement
December 31, 2011

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$	890
Minimum Dollar Requirement		5,000
Excess Net Capital		149,978
Excess Net Capital @ 1000%(Net Cap-10%A.I.)		153,643

Schedule III
Computation of Aggregate Indebtedness
December 31, 2011

Total aggregated indebtedness from liabilities From financial condition	$	13,353
Ratio of aggregated indebtedness to net capital		8.6%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2011.

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Notes to Financial Statements
December 31, 2011

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with RBC Dain for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $117,963, which is $112,963 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2010.

Initial unaudited net capital	$154,978
Audited net capital	$154,978

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 1,000 shares of common stock outstanding during 2011 was $73.67.

Note 4: Exemption for Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2011 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

LOUIS TOMMASINO, CPA APC
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560

To the Stockholder and Board of Directors
Western Equity Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Western Equity Group, Inc. (a California corporation) (the company) as of December 31, 2011 and have issued an auditor's report thereon dated February 16, 2012.

As part of that audit, we considered its internal control systems including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic assumptions pf aggregate indebtedness (or aggregate debits) and net capital provisions under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c-3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and the procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with US generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration f internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures accomplish the objectives referred to in the second paragraph of this report to the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 127a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Tommasino

Louis Tommasino, CPA
San Diego, California USA
February 16, 2012

LOUIS TOMMASINO, CPA APC
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560

INDEPENDENT ACCOUNTANT'S REPORT ON APPLING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Western Equity Group, Inc.
Carlsbad, California

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedule of Assessment and Payments (Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Western Equity Group, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc (FINRA, and SIPC, solely to assist you and the other specified parties in evaluating Western Equity Group, Inc.'s compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Western Equity Group, Inc.'s management is responsible for Western Equity Group. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period January 1, 2010 to December 31, 2011 noting no differences;

I compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

I compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

Louis Tommasino

Louis Tommasino, CPA
February 16, 2012